Exhibit 99.1

Organigram Holdings Inc. Provides Corporate Updates

MONCTON, New Brunswick--(BUSINESS WIRE)--June 23, 2020--Organigram Holdings Inc. (“Organigram” or the “Corporation”) (TSX: OGI) (NASDAQ: OGI) announces a number of corporate updates.

At-the-Market Program Completion

Earlier this month the Corporation completed its at-the-market equity program previously announced on April 22, 2020, issuing an aggregate of 21,080,229 common shares for gross proceeds of approximately CAD$49 million.

Legal Action

A legal action has been commenced in the Court of Queen’s Bench in Alberta, which action seeks damages against many of the largest Canadian cannabis companies (including Organigram). The action is not certified, and does not particularize the claims against Organigram or the other companies. Organigram does not comment on uncertain information as a matter of policy, but is making this statement due to the questions in the market that may result from this action. The Corporation will continue to monitor this matter as it may develop.

Trailer Park Buds Rebrand

After reviewing perception around our Trailer Park Buds brand with Health Canada, the Corporation is making some changes to its newly launched brand and logo. In the immediate term, Organigram will move to a modified version of the logo. Longer term, the Corporation is exploring options for a permanent logo and brand name combination for its large format value brand. The Corporation will continue to have this large format value offering in market throughout.

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a NASDAQ and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Corporation 's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Corporation is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”). Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Although the Corporation believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. For additional information with respect to certain of these assumptions, risks or factors, and risk factors relating to the Common Shares, reference should be made the Corporation’s annual information form for the year ended August 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com, or the Corporation’s annual report on Form 40-F and its reports on Form 6-K filed with the SEC and available at www.sec.gov, and such other continuous disclosure materials as may be filed from time to time by the Corporation with Canadian securities regulatory authorities and the SEC. The forward-looking information included in this news release is provided as of the date of this news release and the Corporation disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For more information about Organigram please visit www.Organigram.ca.

Contacts

Investor Relations Enquiries:
Amy Schwalm
Vice President, Investor Relations
(416) 704-9057
Amy.Schwalm@organigram.ca

Media Enquiries:
Ray Gracewood
Senior Vice President, Marketing and Communications
(506) 645-1653
ray.gracewood@organigram.ca